Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Bristow Group Inc.:

We consent to the incorporation by reference in the registration statement No. 333-115473, No. 333-121207, No. 333-145178, No. 333-192182 and No. 333-212873 on Form S-8, and No. 333-206535 on Form S-3 of Bristow Group Inc. of our reports dated May 23, 2017, with respect to the consolidated balance sheets of Bristow Group Inc. and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ investment and redeemable noncontrolling interests for each of the years in the three-year period ended March 31, 2017, and the effectiveness of internal control over financial reporting as of March 31, 2017, which reports appear in the March 31, 2017 annual report on Form 10-K of Bristow Group Inc.

/s/ KPMG LLP
Houston, Texas
May 23, 2017